Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following frequently asked questions were first posted to a joint website hosted by Symantec and VERITAS relating to the merger transaction on December 16, 2004.

FAQ — Merger Announcement	December 16, 2004

1.	Why are these two companies merging?	The leader in security software and the leader in storage software are coming together to provide customers with a new way to secure and manage their most precious asset — information.

2.	Why are they merging now?	We have seen a series of significant trends over the last few years suggesting that customer’s interest in reducing the complexity and cost of managing their IT infrastructure is real. And, they would like to do this with fewer vendors. In addition, we are seeing the convergence between customers’ need to secure their information as well as their need to make it available. Both companies have been moving down complementary paths to address these needs and have reached the intersection at which we find ourselves today.

3.	What is the vision/positioning of the combined entity?	The combined entity will be uniquely positioned to deliver the most comprehensive solutions for both information security and availability in today’s heterogeneous world, from the desktop to the data center and from consumers and small businesses to service providers and large enterprises.

4.	How long will this transaction take to close?	The transaction will close when it passes all customary regulatory reviews and when the shareholders of both companies approve it. We expect the transaction to close in the second calendar quarter of 2005.

5.	With this merger, Symantec is deviating from its core competency in security, why do you think you will be successful in these new areas ? And will it not negatively impact your security focus ?	In the last year, Symantec has expanded its focus beyond information security to the complementary notion of information availability, both of which we believe are critical components of information integrity.

6.	What will the name of the combined company be?	Symantec

7.	How do you anticipate managing the integration of these two very large organizations?	As we said, this is not a merger focused on eliminating cost or redundant infrastructure. This is about two market leading companies coming together with very compatible go-to-market strategies, with limited to no overlap in strategic operations, product lines, or research and development. However, we recognize that a merger of this magnitude and scale requires that we focus on every detail from the very beginning and process issues quickly. Unlike our typical integration process, we intend to engage a consulting firm to help us manage the process.

8.	How much is Symantec paying for this transaction?	Under the terms of the merger agreement VERITAS shareholders will receive in a tax-free exchange 1.1242 shares of Symantec common stock for each share of VERITAS common stock. Based upon Symantec’s closing price of $27.38 on Wednesday, December 15th this will represent a price of $30.78 per VERITAS share. Symantec will issue approximately 493.5 million shares of common stock to VERITAS shareholders on a fully diluted basis to complete the transaction, valuing the transaction at approximately $13.5 billion.

9.	How will the shareholder base be comprised between existing VERITAS and existing Symantec shareholders?	Symantec shareholders will own approximately 60% of the combined company. VERITAS shareholders will own approximately 40% of the combined company

FAQ — Merger Announcement	December 16, 2004

10.	What are the expected synergies for this transaction and over what period of time will these synergies be realized?	We would anticipate operating expenses to be 55% of revenue in FY-06, assuming about $100 million in operating synergies between the two companies. About $13 million of these synergies should be realized in our first combined quarter with larger reductions as we move through the integration process in FY-06. However, it should be noted that this merger is not about cost synergies. This transaction is about our combined teams leveraging our go-to-market activities to support long-term growth in earnings.

11.	Is this a stock or cash transaction?	This is an all-stock transaction which maintains the tax-free nature of the deal.

12.	How will this transaction be accounted for?	The transaction will be accounted for under the purchase accounting method.

13.	When will the transaction turn accretive?	Non-GAAP earnings per share for this transaction, which excludes the amortization of deal-related intangibles, the write-down of VERITAS’ deferred revenue, restructuring charges, amortization of deferred compensation, and any one-time costs associated with the merger, will be accretive in our first combined year of operations as compared to the Thomson Financial First Call mean estimate of $0.98 for Symantec in fiscal year 2006.

14.	What are the revenue expectations for this transaction?	The combined company is forecasted to have revenues of approximately $5 billion. This revenue estimate assumes the loss of $300m of VERITAS’ estimated deferred revenue balance of $490m at the end of March 2005 through purchase accounting adjustments. Excluding this estimated loss of deferred revenue, consolidated revenue growth would be about 18%.

15.	How will the combined company’s revenue be broken down between enterprise and consumer?	Upon completion of the transaction, approximately 75 percent of revenues of the combined company is expected to come from the enterprise business and 25 percent from the consumer business.

16.	How much cash will the combined entity have?	The combined company will have approximately $5 billion in cash.

17.	How will this transaction impact March 2005 guidance and guidance for FY06 for both Symantec and VERITAS?	Since we anticipate that this transaction will close during the second quarter of 2005, it will not have an impact on previously stated guidance for either company. For fiscal year 2006 for the combined company, which begins in April 2005, we expect revenues of approximately $5 billion. On a non-GAAP basis we would expect fully diluted earnings, excluding the amortization of deal related intangibles, the write-down of Veritas’ deferred revenue, restructuring charges, amortization of deferred compensation, and any one-time costs associated with the merger, to be about $0.83 cents. Within this estimate it should be noted that the write-down of VERITAS deferred revenue in FY-06 through purchase accounting adjustments will affect our non-GAAP fiscal year earnings by about 16 cents per share. Without the write-down of the deferred revenue non-GAAP fully diluted earnings would be estimated at $0.99 for FY-06.

18.	When will we file the proxy?	We expect to file a joint proxy statement within a month from the time of announcement.

FAQ — Merger Announcement	December 16, 2004

19.	What will the management structure of the new company be?	John Thompson will remain as Chairman of the Board of Directors and CEO of the combined company. Gary Bloom will be Vice-Chairman and President of the combined company. Greg Myers will remain as CFO of the combined company. John Schwarz will remain as President responsible for all development and engineering across the combined product groups. Ed Gillis will be responsible for integration. Additional details on the organizational structure of the new company will be announced as they become available.

20.	How many employees will be part of the new company?	We expect the combined company to have approximately 13,000 employees.

21.	Will there be any changes to Symantec’s Board of Directors?	We expect the board of the combined company to include 6 members of Symantec’s current board, including John Thompson, and 4 from VERITAS’ current board, including Gary Bloom, for a total of 10 members. We will announce the new board and committee structure, prior to the shareholder meetings.

1 — Resilient infrastructure:
Threats detected out on the Internet would automatically raise the service level requirements on mission critical applications. In response to a virus outbreak inside the company, systems would be restored in an automated fashion accelerating the time to recover.

2 — Comprehensive email management. From the edge of the corporate network to the central email server, our combined product set:
· Filters spam
· detects viruses
· archives email and
· protects the system against planned and unplanned outages.

22.	What synergies do you see within the product lines?	3 - Regulatory compliance. Together we can help companies implement policies in response to regulatory requirements or automate the retrieval of relevant information during the process of legal discovery.

23.	Is there potential for product integration between the two companies? If so, what is the expected timing?	There is tremendous potential for product integration between the two companies. As we move through the integration process, we will identify areas where combinations of the products and technologies from both companies can provide uniquely valuable customer solutions.

24.	Is Symantec planning to continue to support the Unix/Linux products in VERITAS’ product line?	A heterogeneous environment is a fact of life in today’s enterprises. We hope to leverage the strength VERITAS brings across a broad set of operating systems throughout the combined product set.

25.	What will happen to the utility computing initiative?	The underlying principles of VERITAS’ Utility Computing strategy are in close alignment with Symantec’s strategy to deliver Information Integrity to the enterprise. Fundamentally VERITAS’ Utility Computing strategy is about making applications and data available through shared infrastructure at the lowest cost. Symantec’s Information Integrity strategy encompasses both information availability and information security.

FAQ — Merger Announcement	December 16, 2004

26.	Why is this good for customers?	Our combined company, upon the successful completion of the merger, will be uniquely positioned to deliver information security and availability across all platforms, from the desktop to the server, and for consumers to large organizations. Jointly, we will provide a “one-stop-shop” to achieve this in an integrated and therefore more cost effective way.

27.	Who are some of VERITAS’s customers?	VERITAS currently does business with 99 percent of the Fortune 500. Some of its customers include British Telecom, Dartmouth College, United Airlines, Philadelphia Stock Exchange, and the United States Coast Guard.

28.	Who are some of Symantec’s customers?	Symantec currently does business with 90 percent of the Fortune 500. Some of its customers include CIGNA Corporation, Countrywide Financial, UPS, H&R Block, Flextronics, Knight Ridder, PNC Financial Services Group, U.S. Air Force, U.S. Army, Samsung Electronics Co Ltd, MerckKGaA.

29.	Is there any overlap in the two companies’ customer bases?	Both companies have focused on the enterprise market which has yielded strong participation in the global 2000. Through partner and direct sales initiatives, both companies have also focused on the mid- to upper-market. Symantec has been successful in the consumer and SOHO markets via retail, OEM and electronic sales channels.

30.	Does this represent the first step in your previously announced transition to the new Information Integrity space? Who are other players in this space?	The proposed merger presents a significant complement to our ability to deliver solutions to address both information security as well as information availability, the two critical components of information integrity, which has evolved over the last several years. Symantec has had solid solutions in disk imaging and remote management which were bolstered by the back-up and recovery and software distribution and patching solutions acquired through PowerQuest and ON Technology in the last year. There are several companies who provide pieces of both sides of the equation, but we believe with this merger that we will have the broadest solution set, across the most number of operating systems to reach more customers around the world.

31.	What is the total addressable market before and after this transaction?	Based on data from IDC, the total market opportunity for the combined company today is approximately $35 billion and is expected to grow to $56 billion by 2007.